L.A.M. Pharmaceutical, Corp

Exhibit 8.1

January 5, 2005

Ms. Flora Chan

Finest Enterprises Limited
20/F, New World Tower 2
18 Queen’s Road Central
Hong Kong

Ladies and Gentlemen:

The purpose of this provisional sale and purchase letter agreement (the “Provisional Agreement”) is to outline the terms of a proposed acquisition (the “Proposed Acquisition”) by LAM Pharmaceutical Corporation (the “Acquiror”) of 51% of the outstanding shares of Hynature Investments Ltd. (“Hynature”), all of which are owned by Finest Enterprises Limited (“Seller”), on the terms and subject to the conditions to be set forth in a definitive stock purchase agreement to be executed by the parties. The proposed terms of the acquisition are as follows.

1. The parties hereto shall use their best efforts to proceed promptly with the negotiation in good faith of a definitive agreement with respect to the Proposed Acquisition (together with all related agreements, documents, and instruments, a “Definitive Agreement”) containing, among other things, the terms and conditions for sale and purchase of the 51% outstanding shares in Hynature presently held by the Seller (“Sale Shares”) which shall be consistent with the principal terms set forth in the outline of terms attached to this Provisional Agreement as Exhibit A. The parties hereto agree that the Definitive Agreement should be entered into on or before 28 February 2005.

2. Following execution of this Provisional Agreement by all of the parties and until the termination of this Provisional Agreement in accordance with its terms, Seller shall cause Hynature to afford Acquiror and its officers, employees, advisors and agents (collectively, “Representatives”) reasonable access to Hynature, its personnel, contracts, properties, books, and records (including, without limitation, financial, operating, and other data) as well as to its independent accountants, at reasonable times (and in a manner not unreasonably disruptive to Hynature’s business) in order to permit Acquiror to make such verification of the titles of the assets and properties of Hynature as Acquiror may deem appropriate. Information disclosed to Acquiror and its Representatives pursuant to this Provisional Agreement shall be subject to, and handled in accordance with, the terms and conditions of the Confidentiality Agreement by and among Acquiror, Seller and Hynature dated as of the date hereof, a copy of which is attached as Exhibit B hereto (the “Confidentiality Agreement”).

3. Seller represents and warrants to Acquiror that: (a) it has not entered into any agreement pursuant to which any person or entity has obtained the right to acquire Seller’s interest in Hynature, by merger or otherwise, and Hynature has not entered into any agreement pursuant to which any person or entity has obtained the right to acquire all or any portion of the securities or assets of Hynature (other than any disposal of stock in ordinary course of business); and (b) the execution, delivery, and performance of this Provisional Agreement by Seller does not and will not breach, violate, conflict with, or permit the cancellation of, any agreement to which Seller, or to Seller’s knowledge, Hynature is a party or by which Seller or Hynature or the properties of Hynature are bound.

4. Acquiror represents and warrants to Seller that: (a) it has already completed all due diligence inquiry into Hynature and its subsidiaries and their respective financial position, business, assets and liabilities and operation and is already satisfied completely with the results of such completed inquiry for the purpose of the Proposed Acquisition; (b) it has obtained the necessary board of directors’ approval for the Proposed Acquisition; (c) it is expressly understood that the additional information to be obtained as stated in Paragraph 2 is only for the purpose of verification of titles of assets and properties respect of the Proposed Acquisition, it is anticipated that this process will take 8 weeks to complete and that the drafting and negotiation of the Definitive Agreement will take no more than an additional 3 weeks to complete.

5. By signing this Agreement, the Seller agrees that none of Seller nor its directors, officers or agents will (and Seller will cause Hynature not to) enter into any agreement or discussion, or negotiate with, or provide information to, any other corporation, firm, or other person, or solicit, encourage, entertain or consider any inquiries or proposals, with respect to (1) the possible disposition of a material portion of the assets of Hynature, (2) any business combination with respect to Seller or Hynature whether by way of merger, consolidation, stock sale, share exchange, tender or exchange offer or other transaction, or (3) any change in control transaction involving Hynature.

6. This Provisional Agreement will remain valid until the execution of the Definitive Agreement. If the Definitive Agreement cannot be executed on or before 28 February 2005, the Acquiror and the Sellor agree that this Provisional Agreement can be further extended by mutual agreement. The Confidentiality Agreement shall remain in effect in accordance with its terms notwithstanding this Provisional Agreement has been expired.

7. This Provisional Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same document. This Provisional Agreement shall be effective upon the exchange by facsimile of executed signature pages.

8. This Provisional Agreement shall be governed by and construed in accordance with the laws of the State of New York (regardless of the laws that might otherwise govern under applicable principles of conflicts of law).

9. Except for the Confidentiality Agreement, which the parties intend to and do constitute binding obligations, the parties agree that this Provisional Agreement is not intended to bind Acquiror or Seller or in any way or to create any legal rights or obligations between Acquiror and Seller. Rather, this Provisional Agreement is intended only to facilitate the negotiation and preparation of a Definitive Agreement satisfactory to the parties to this Provisional Agreement. It is expressly understood and agreed that: (a) Exhibit A to this Provisional Agreement is not considered to be binding, provided that the Purchase Price set forth on Exhibit A shall not be subject to further negotiation by the parties; (b) no liability or binding obligation is intended to be created between any of the parties to this Provisional Agreement, except pursuant to the Confidentiality Agreement; and (c) other than as expressly stated herein, any legal rights and obligations between any of the parties to this Provisional Agreement will come into existence only upon the parties’ execution and delivery of a written Definitive Agreement, and then only in accordance with the terms and conditions of such Definitive Agreement.

Please indicate your agreement to the terms of this Provisional Agreement by executing the enclosed copy of this Provisional Agreement. This Provisional Agreement will be null and void if it has not been executed by all parties and returned to Acquiror on or before January 5, 2005.

Very truly yours,

LAM PHARMACEUTICAL CORPORATION

Joseph Slechta, President & Chief
Executive Officer

ACKNOWLEDGED AND AGREED
AS OF THE ABOVE DATE:

FINEST ENTERPRISES LIMITED

By:
Chan Ching
Director

To : Finest Enterprises Limited and LAM Pharmaceutical Corporation (“LAMP”)

1.	We, China Elegant Development Limited, confirm and agree that we presently hold 49% of the outstanding shares of Hynature and hereby waive and abandon absolutely and irrevocably all our pre-emptive right in respect of the Sale Shares by reason of or in connection with the Proposed Acquisition, whether under the Articles of Association of Hynature or any shareholders agreement or any other documents or instrument relating to Hynature or otherwise. In respect of our 49% shareholding Hynature, LAMP has agreed to acquire from us in the form of share swap immediately after the signing of the Definitive Agreement. The value of remaining share block will be US$ 6,850,000. Other terms and conditions will be substantially referenced to the letter issued by LAMP to us dated 15 August 2004, subject to the signing of any definitive agreement between LAMP and us.

CHINA ELEGANT DEVELOPMENT LIMITED

By:
Cheung Chi Kin
Director

L.A.M. Pharmaceutical, Corp.

EXHIBIT A

CONFIDENTIAL TERM SHEET

Stock Purchase	LAM Pharmaceutical Corporation (“Acquiror”) will acquire 51% of the outstanding shares (the “Shares”) of Hynature Investments Ltd. (“Hynature”), all of which
Shares are owned by Finest Enterprises Limited (“Seller”), pursuant to an stock purchase agreement (together with all related documents, the “Definitive
Agreement”), entered into between Acquiror and the Seller. Upon consummation of the acquisition of the Shares, Acquiror will become the controlling shareholder of
Hynature.

Consideration	US$6,990,000 (the “Purchase Price”), payable in cash at closing. In addition, following its acquisition of the Shares, Acquiror will agree to provide Hynature with its pro rata share of additional working capital as required in order to support the operation and development of Hynature’s factories

Due Diligence	Acquiror has already completed all due diligence inquiry into Hynature and its subsidiaries and is satisfied completely with the results of such completed inquiry for the purpose of the transactions contemplated hereby. The execution of the
Definitive Agreement will solely be subject to the verification of title ownership of businesses and properties of Hynature.

Closing	Acquiror and Seller agree that the closing date for the transactions contemplated hereby shall occur no later than May 15, 2005.

Documentation	The Definitive Agreement will include customary representations, warranties, covenants and agreements by the Seller on its good title to the Sale Shares and, where appropriate, by Hynature. Seller represents that Hynature owns and controls:
(a) 100% of Dragon Profit Enterprises Ltd., a private holding company incorporated under the laws of the British Virgin Islands (“Dragon”), and that Dragon owns and controls 100% of New World Kellerton (Xinyang) Yunan Pharmaceutical Co. Ltd., a
private Sino Foreign Joint Venture Company; and (b) 100% of Advance Services
Overseas Ltd., a private holding company incorporated under the laws of the British
Virgin Islands (“Advance”), and that Advance owns and controls 62% of Falcon
Pharmaceutical (Kaifeng) Co., Ltd., a private Sino Foreign Joint Venture Company.
Subject to the foregoing, the Seller shall not be required to give any representations, warranties, covenants or agreements in respect of the financial position, business, assets or liabilities or operation of Hynature or any of its subsidiaries, in respect of which the Acquiror will rely on its own due diligence inquiries undertaken before the execution of the Definitive Agreement.

Regulatory Approval	The consummation of the transaction between Acquiror and Seller will be subject to the parties obtaining any and all regulatory approvals required. Seller agrees to take all appropriate action to assist Acquiror in obtaining such approvals for the consummation of the transactions contemplated hereby. The Acquiror undertakes and warrants to the Seller that the Acquiror will use its best effort to obtain all necessary approvals for the consummation of the transactions contemplated hereby.

Confidentiality	The parties will immediately enter into a confidentiality agreement, for the period up to and inclusive of 28 February 2005, which would also provide for customary access by Acquiror to the personnel, books and records and facilities of the Seller and the operation of the Seller in the ordinary course.

Non-Binding	Except under the above-referenced confidentiality agreement, neither party shall have any liability or obligation in connection with this term sheet or the transactions contemplated in connection herewith (or any course of conduct relating thereto), except upon execution of the Definitive Agreement, and then only in accordance with the terms and conditions of that Definitive Agreement.

Costs	Each party will bear its own costs and expenses related to the proposed transaction.

L.A.M. Pharmaceutical, Corp

EXHIBIT B
CONFIDENTIALITY AGREEMENT

THIS AGREEMENT is made as of the date of the last signature hereto, by and between LAM Pharmaceutical Corporation (the “Recipient”) and Finest Enterprises Limited (“Seller”).

WHEREAS, in connection with the consideration by Recipient of the possible acquisition (the “Acquisition”) of Seller’s ownership interest in Hynature Investments Limited (“Hynature”) pursuant to a provisional agreement between the parties dated as of the date hereof (the “Provisional Agreement”), the Recipient has requested access to certain information, properties, and personnel of Hynature.

WHEREAS, in consideration for and as a condition of Seller causing Hynature to provide Recipient with access to such information, properties, and personnel of Hynature, the Recipient and Seller agree as follows:

1. As used herein, “Confidential Information” shall mean any information disclosed by Seller or Hynature to Recipient concerning the business and affairs of Hynature and its subsidiaries and any other information, however documented, that is a trade secret, or which is documented and noted thereon as confidential, proprietary or the like.

2. The Recipient will use the Confidential Information solely for the purpose of Recipient’s verification of titles ownership of Hynature, and unless and until the parties consummate the Acquisition, the Recipient, its affiliates, directors, officers, employees, advisors, and agents (the “Recipient’s Representatives”), will keep the Confidential Information strictly confidential. The Recipient will disclose the Confidential Information only to those of the Recipient’s Representatives who need to know such information for the purpose of consummating the Acquisition. In the event the Acquisition is not consummated, the Recipient will return to Seller or Hynature any materials containing Confidential Information, or, at Seller’s request, will destroy the materials and copies thereof, and will certify in writing that all such material or copies of such materials have been destroyed. Seller agrees to cause Hynature to cooperate with the Recipient’s verification of titles ownership of Hynature and to provide the Recipient and the Recipient’s Representatives with prompt and reasonable access to key employees and to the books, records, contracts, and other information pertaining to Hynature.

3. Any and all information disclosed hereunder shall remain the sole property of Hynature, and the Recipient shall have no right or interest with respect thereto. All materials furnished by Hynature to the Recipient shall remain the property of Hynature and shall be returned to Seller or Hynature promptly at Seller’s request, together with all copies made thereof.

4. Nothing contained in this Agreement shall be construed, by implication or otherwise, as an obligation by either party to enter into any further agreement(s).

5. All of the following obligations and restrictions do not apply to that part of the Confidential Information that the Recipient demonstrates (a) was or becomes generally available to the public other than as a result of a disclosure by the Recipient or the Recipient’s Representatives, or (b) was available, or becomes available, to the Recipient on a non-confidential basis prior to its disclosure to the Recipient, pursuant to this Agreement, by Seller, Hynature or a representative of either Seller or Hynature.

7. The parties agree that this Agreement is the complete and exclusive state of agreement and supersedes all proposals (oral or written), understandings, representations, conditions, warranties, covenants, and all other communications between the parties relating thereto. This Agreement may be amended only by a writing that refers to this Agreement and is signed by both parties.

8. This Agreement shall be governed by the laws of the State of New York.

9. The obligations contained in this agreement shall continue in effect for 12 months from the date of this Agreement, notwithstanding the return of the Confidential Information and any copies thereof or the destruction of the Confidential Information as referred to above.

WHEREFORE, the parties hereto have caused their duly authorized representatives to execute this Agreement as of the date set forth below.

Finest Enterprises Limited

By:
Chan Ching
Director
5 January 2005

LAM Pharmaceutical Corporation

By:
Joseph Slechta, President & Chief
Executive Officer
5 January 2005